Exhibit 99.1

Contact Information:

China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1-646-694-8538

China Ceramics Announces First Half 2018
Financial Results

Jinjiang, Fujian Province, China, September 27, 2018 – China Ceramics Co., Ltd. (NASDAQ Capital Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the six months ended June 30, 2018.

First Half 2018 Summary

▪	Revenue was RMB 355.6 million (US$ 55.9 million) for the six months ended June 30, 2018, as compared to RMB 336.5 million for the same period of 2017
▪	Gross profit was RMB 44.8 million (US$ 7.0 million) for the six months ended June 30, 2018, as compared to gross loss of RMB 7.4 million for the same period of 2017
▪	Operating results were affected by bad debt expense of RMB 106.4 million (US$ 16.7 million) for the six months ended June 30, 2018, as compared to bad debt expense of nil for the same period of 2017
▪	Net loss was RMB 71.9 million (US$ 11.3 million) for the six months ended June 30, 2018, as compared to net loss of RMB 5.8 million for the same period of 2017
▪	Loss per share on both a basic and fully diluted basis were RMB 17.23 (US$ 2.71) for the six months ended June 30, 2018, as compared to both basic and fully diluted loss per share of RMB 2.07 for the same period of 2017

“For the first half of 2018, we experienced top line growth of 6% as stronger market positioning enabled us to increase our average selling price by 17% compared to the same period a year ago. However, we also experienced a 9% contraction in our sales volume as compared with the first six months of last year due to the strategic decision to be more selective as to our customer base,” said Mr. Jiadong Huang, CEO of China Ceramics. “We were able to implement three price increases over the last 18 months due to our reputation for high quality products as well as a modest improvement in operating conditions. This pricing increase enabled us to achieve a reasonable utilization of our production capacity given the current market environment.”

“During the six months ended June 30, 2018, we utilized production facilities capable of producing 21 million square meters of ceramic tiles for the first half of 2018 out of the Company’s effective annual production capacity of 61.5 million square meters. In order to generate cash flow, we have entered into a contract to lease out an idle production line in our Hengdali facility that has the capacity to produce 10 million square meters of ceramic tiles. As we have in past quarters, we maintained a reduced utilization of existing plant capacity based on the current market environment in order to keep our operating costs low, and we will bring additional capacity online as the business environment improves.”

1

“For the second half of 2018, we intend to continue to strategically target second tier cities where we forecast development activity and will be careful about extending credit to customers consistent with a general tightening of customer credit in our sector. Further, various pollution regulations applicable to our sector could cause the exit of smaller, less well capitalized competitors which we believe will give us the opportunity to ultimately increase our market share. Although we anticipate that our business will slow in the second half of 2018, we believe that our business is sustainable since real estate development is vital for China’s continued urbanization, which is a key element of government policy to achieve domestic economic growth,” concluded Mr. Huang.

Fiscal Six Months Results Ended June 30, 2018

Revenue for the six months ended June 30, 2018 was RMB 355.6 million (US$ 55.9 million), an increase of 5.7% from RMB 336.5 million for the same period of 2017. The increase in revenue was primarily due to the 17.1% increase in the average selling price of the Company’s ceramic tile products to RMB 28.1 (US$ 4.4) in the first half of 2018 as compared to RMB 24.0 for the same period of 2017, partially offset by the 9.3% decrease in sales volume to 12.7 million square meters of ceramic tiles in the first half of 2018 from 14.0 million square meters of ceramic tiles in the first half of 2017.

Gross profit for the six months ended June 30, 2018 was RMB 44.8 million (US$ 7.0 million) as compared to gross loss of RMB 7.4 million for the same period of 2017. The gross profit margin was 12.6% for the six months ended June 30, 2018, as compared to a negative 2.2% profit margin for the same period of 2017. The increase in gross profit margin was primarily due to the 17.1% increase in the average selling price of the Company’s ceramic tiles and the decrease in depreciation expense resulting from the write-down of fixed assets at December 31, 2017.

Other income for the six months ended June 30, 2018 was RMB 7.1 million (US$ 1.1 million), as compared to RMB 7.1 million for the same period of 2017. For the six months ended June 30, 2018, other income consisted of RMB 7.1 million (US$ 1.1 million) the Company received by leasing out one of the production lines from its Hengdali facility pursuant to an eight-year lease contract.

Selling and distribution expenses for the six months ended June 30, 2018 were RMB 5.7 million (US$ 0.9 million) as compared to RMB 5.8 million for the same period of 2017. The year-over-year decrease in selling and distribution expenses was primarily due to an RMB 0.1 million decrease in traveling expenses.

Administrative expenses for the six months ended June 30, 2018 were RMB 10.5 million (US$ 1.6 million) as compared to RMB 9.0 million for the same period of 2017. The year-over-year increase in administrative expenses was primarily due to the increases in professional expenses of RMB 1.1 million, rent expense of RMB 0.3 million and share based compensation expenses of RMB 0.3 million, partially offset by a decrease in Hengda’s office expense by RMB 0.2 million.

Bad debt expense for the six months ended June 30, 2018 was RMB 106.4 million (US$ 16.7 million), as compared to nil for the same period of 2017, primarily due to the write-off of bad debt due to uncollectible debt associated with our customers. The Company recognizes a loss allowance for expected credit loss on its financial assets, primarily on its trade receivables, which are subject to impairment under IFRS 9, Financial Instruments, first effective for the current accounting period. The Company believes that it has undertaken appropriate measures to resolve its bad debt expense. The Company will continue to review each of its customers for credit quality as well as assiduously test its accounts receivables balances in each upcoming fiscal period.

2

Other expenses for the six months ended June 30, 2018 was RMB 1.3 million (US$ 0.2 million), as compared to RMB 1.8 million for the same period of 2017. The decrease in other expenses was mainly caused by an increase in the foreign exchange gain of RMB 0.2 million.

Loss before taxation for the six months ended June 30, 2018 was RMB 71.9 million (US$ 11.3 million) as compared to loss from operations before taxation of RMB 17.1 million for the same period of 2017. The increase in loss from operations before taxation was mainly due to the RMB 106.4 million (US$ 16.7 million) of bad debt expense incurred, which was partly offset by an increase in gross profit of RMB 52.3 million for the six months ended June 30, 2018.

Net loss for the six months ended June 30, 2018 was RMB 71.9 million (US$ 11.3 million) as compared to net loss of RMB 5.8 million for the same period of 2017. The increase in net loss was mainly due to the RMB 106.4 million (US$ 16.7 million) of bad debt expense incurred for the six months ended June 30, 2018.

Loss per basic and fully diluted share for the six months ended June 30, 2018 on both a basic and fully diluted basis were RMB 17.23 (US$ 2.71), as compared to both a basic and fully diluted loss per share of RMB 2.07 for the first half of 2017. Basic and fully diluted per share calculations for the six months ended June 30, 2018 was computed using 4,172,926 ordinary shares outstanding, and the basic and fully diluted per share calculations for the same period of 2017 was computed using 2,819,619 ordinary shares outstanding.

Statements of Selected Financial Position Items for the Six Months Ended June 30, 2018

▪	Cash and bank balances were RMB 6.0 million (US$ 0.9 million) as of June 30, 2018, as compared with RMB 2.3 million as of December 31, 2017.

▪	Inventory turnover was 109 days as of June 30, 2018, as compared with 95 days as of December 31, 2017. The increase in inventory turnover days was primarily due to the 9.3% decrease in our sales volume in the first half of 2018 as compared to the same period of 2017. The Company believes that the currently challenging economic environment has, in general, caused a lower turnover than normal and the Company will make a continuous effort to deplete its slow-moving stocks as began in October 2016 when the Company reduced the prices of its slow-moving products.

▪	Trade receivables turnover, net of value added tax, was 221 days as of June 30, 2018, as compared with 206 days as of December 31, 2017. The increase in trade receivables turnover days was primarily due to the difficult economic environment which has prompted us to offer extended credit terms to certain customers resulting in a higher trade receivables turnover figure.

▪	Trade payables turnover, net of value added tax, was 50 days as of June 30, 2018, compared with 32 days as of December 31, 2017. The average turnover days was within the normal credit period of one to four months granted by our suppliers. The increase in trade payables turnover days was primarily due to the Company having slightly extended its repayment period to its suppliers as a result of the lower trade receivable turnover.

Liquidity and Capital Resources

Cash flow used in operating activities was RMB 3.8 million (US$ 0.6 million) for the six months ended June 30, 2018, as compared to cash generated from operating activities of RMB 1.6 million for the same period of 2017. The increase in cash used in operating activities for the six months ended June 30, 2018 was mainly due to the slow collection of accounts receivable. The generation of cash from operations will continue to be a key component of the Company’s ability to operate as a going concern and to return to profitability.

3

Cash flow used in investing activities was nil for the six months ended June 30, 2018, compared to RMB 5.5 million for the same period of 2017. This was mainly due to the purchase of fixed assets for RMB 5.6 million less the proceeds of RMB 0.1 million from the disposal of two vehicles for the six months ended June 30, 2017 period.

Cash flow generated from financing activities was RMB 8.0 million (US$ 1.2 million) for the six months ended June 30, 2018 compared to RMB 4.0 million for the same period of 2017. Cash inflows for both periods were due to the proceeds from the issuance of share capital.

Plant Capacity and Capital Expenditures Update

For the six months ended June 30, 2018, we utilized plant capacity capable of producing 21 million square meters of ceramic tiles annually out of a total annual production capacity of 61.5 million square meters. Our annual production capacity has been effectively reduced from 76 million square meters of ceramic tiles to 61.5 million square meters of ceramic tiles due to an eight-year contract to lease out one of the production lines from its Hengdali facility that we entered into in March 2016 and the disposal of a 4.5 million square meters capacity kiln at the end of 2016.

Our Hengda facility has an annual production capacity of 32.7 million square meters of ceramic tiles and we utilized annual capacity capable of producing 14.0 million square meters of ceramic tiles in the six months ended June 30, 2018. Our Hengdali facility has an annual production capacity of 28.8 million square meters (not including leasing out 10 million square meters of production capacity to a third party) and we utilized annual capacity capable of producing 7.1 million square meters of ceramic tiles in the six months ended June 30, 2018. We will bring our unused production capacity online as customer demand dictates and when there are signs of improvement in China’s real estate and construction sector.

In March of 2016, the Company entered into an eight-year contract to lease out of the production lines from its Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The term of the contract is from March 1, 2016 to February 29, 2024, and the contract stipulates for the receipt of rental income of RMB 15.0 million per year, including 6% value added tax. The Company believes that it is prudent to generate income from its unused production capacity from a third party rather than to let it remain idle.

We review the level of capital expenditures throughout the year and make adjustments subject to market conditions. Although business conditions are subject to change, we anticipate a modest level of capital expenditures for the remainder of 2018 other than those associated with minimal upgrades, small repairs and the maintenance of equipment.

Business Outlook

For the six months ended June 30, 2018, our revenue rose 5.7% primarily due to an increase in our average selling price, attributable to our decision to raise prices on our products three times beginning in April of 2017, with our most recent increase occurring in April of 2018. Consequently, the average selling price of our ceramic tile products increased by 17.1% for the first six months of 2018 as compared to the same period of 2017, and it increased 25.0% from an average selling price of RMB 22.4 in the fourth quarter of 2016 which was an historical low. However, our strategy to select and secure more qualified accounts led to a contraction in our sales volume of 9.3% to 12.7 million square meters of ceramic tiles in the current period from 14.0 million square meters of ceramic tiles for the same period of 2017.

4

We believe that China’s property market is resilient long-term, and that despite specific austerity measures in certain cities, there is substantial potential for property development in many regions. The fundamentals of supply can be characterized by a better capitalized, deleveraging and consolidating property developer sector, while demand has been spurred by urbanization, continued growth in personal wealth and a lack of alternative investments which makes property in China an attractive investment asset. Although the Chinese government has imposed restrictions in the past such as home purchase restrictions, a price cap on new developments and credit tightening, the real estate and construction sectors continues to be vital to China’s economic growth.

Looking ahead to the second half of 2018, and based on the information currently available to us, we expect market conditions to become very challenging due to a slowing domestic economy and high inventory in certain second tier cities. There is also a relatively high amount of mortgage debt, overdevelopment occurring in some areas and a high number of government regulations intended to cool prices, especially in third and fourth tier cities, which could limit the launch of new projects. However, there are also efforts to build demand in some cities by loosening purchase restrictions on second homes and there is also a portion of outdated city center housing stock that could lead to rebuilding and renovation.

We typically receive orders from customers one or two months in advance of production on a rolling basis. However, due to potentially difficult market conditions for the second half of 2018, there has been a decreased demand for our products, and as of June 30, 2018, we did not have any backlog. The Company believes that its reduction in backlog relates to a general slowdown in the construction industry in China as customers are deferring orders and/or are waiting to start new projects. We anticipate that the reduction in backlog may result in a decrease in sales volume and revenue in the second half of 2018. Under normal circumstances, our backlog is an indicator of revenues that might be expected in the next period, though it is subject to change as a result of unforeseen business conditions and events including credit payment terms.

In our view, China’s urbanization trend, where hundreds of millions of people will move from rural areas into China’s cities, will continue into the foreseeable future and will favor a sustainable building materials sector. We are becoming ever more focused on the consolidating property developer sector and are looking to work with larger developers across a variety of projects. Also, our sector is viewed to have excessive production capacity and government mandates to convert to cleaner and more expensive fuel sources could ultimately result in smaller, less well capitalized competitors exiting the space. We believe that we have a competitive advantage in our sector due to our extensive product platform, customization capabilities, marketing expertise and reputation to quickly and expertly meet our customers’ needs.

This business outlook reflects the Company's current and preliminary views, which are subject to change and is subject to risks and uncertainties, as well as risks and uncertainties identified in the Company’s public filings.

Conference Call Information

We will host a conference call at 8:00 am ET on Thursday, September 27, 2018. Listeners may access the call by dialing +1 (866) 627-0859 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (409) 350-3687. The conference participant pass code is 5497257. A replay of the conference call will be available for 14 days starting from 11:00 am ET on September 27, 2018. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 5497257 for the replay.

5

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.6171 for balance sheet, and US$1.00 = RMB 6.3655 for the statement of operations and cash flow statement. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on June 30, 2018. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on June 30, 2018 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2017 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

6

FINANCIAL TABLES

CHINA CERAMICS CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of June 30, 2018		As of December 31, 2017
	US$’000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property, plant and equipment, net	12,336	81,631	87,316
Investment property, net	744	4,926	4,994
Land use rights, net	652	4,310	4,364
Deferred tax assets	32	209	209
Total noncurrent assets	13,764	91,076	96,883

CURRENT ASSETS
Inventories	27,768	183,741	191,667
Trade receivables	72,446	479,389	532,361
Other receivables and prepayments	1,546	10,231	2,152
Income tax refundable	-	-	27
Cash and bank balances	913	6,042	2,328
Total current assets	102,673	679,403	728,535

CURRENT LIABILITIES
Trade payables	12,374	81,878	61,084
Accrued liabilities and other payables	4,835	31,997	29,719
Amounts owed to related parties	5,465	36,160	36,017
Taxes payable	738	4,882	3,862
Total current liabilities	23,412	154,917	130,682

NET CURRENT ASSETS	79,261	524,486	597,853

NET ASSETS	93,025	615,562	694,736

EQUITY
Share capital	37	248	206
Reserves	92,988	615,314	694,530
Total stockholders' equity	93,025	615,562	694,736

7

CHINA CERAMICS CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Six months ended June 30,
	2018	2018	2017
	US$’000	RMB'000	RMB'000

Net sales	55,868	355,630	336,450

Cost of goods sold	48,823	310,785	343,859

Gross profit (loss)	7,045	44,845	(7,409)

Other income	1,114	7,088	7,130
Selling and distribution expenses	(895)	(5,692)	(5,835)
Administrative expenses	(1,645)	(10,474)	(9,017)
Finance costs	-	-	(217)
Bad debt expense	(16,711)	(106,380)	-
Other expenses	(204)	(1,293)	(1,757)

Loss before taxation	(11,296)	(71,906)	(17,105)

Income tax credit	-	-	11,276

Loss attributable to shareholders	(11,296)	(71,906)	(5,829)

Other comprehensive loss (income)
Exchange differences on translation of financial statements of foreign operations	(63)	(399)	13

Total comprehensive loss for the period	(11,359)	(72,305)	(5,816)

	US$	RMB	RMB
Loss per share
Basic	(2.71)	(17.23)	(2.07)
Diluted	(2.71)	(17.23)	(2.07)

8

CHINA CERAMICS CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six months ended June 30,
	2018	2018	2017
	US$’000	RMB'000	RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation	(11,296)	(71,906)	(17,105)
Adjustments for
Amortization of land use rights	8	54	71
Depreciation of property, plant and equipment	904	5,753	8,198
Gain on disposal of property, plant and equipment	-	-	(43)
Bad debt provision of trade receivables	16,711	106,380	-
Finance costs	-	-	219
Share based compensation	48	298	-
Operating cash flows before working capital changes	6,375	40,579	(8,660)
Decrease in inventories	1,245	7,926	17,500
Increase in trade receivables	(10,766)	(68,528)	(9,609)
Increase in other receivables and prepayments	(1,268)	(8,076)	(2,381)
Increase in trade payable	3,267	20,794	6,718
Increase (Decrease) in accrued liabilities, other payables and amounts owed to related parties	380	2,419	(3,590)
Increase in taxes payable	164	1,047	1,594
Cash (used in) generated from operations	(603)	(3,839)	1,572
Interest paid	-	-	-
Income tax paid	-	-	-

Net cash (used in) generated from operating activities	(603)	(3,839)	1,572

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	-	-	(5,556)
Proceed from disposal of property, plant and equipment	-	-	70

Net cash used in investing activities	-	-	(5,486)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital	1,249	7,952	3,956

Net cash generated from financing activities	1,249	7,952	3,956

NET INCREASE IN CASH AND CASH EQUIVALENTS	646	4,113	42
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	366	2,328	110
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES	(63)	(399)	15

CASH AND CASH EQUIVALENTS, END OF PERIOD, comprising cash and bank balances	949	6,042	167

CHINA CERAMICS CO., LTD. AND SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Six months ended June 30,
	2018	2017
Sales volume (square meters)	12,659,957	13,997,796
Average Selling Price (in RMB/square meter)	28.09	24.04

Source: China Ceramics Co., Ltd.

###

9